SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

                      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

                      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

                      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

                      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Exhibits:

1.	Press Release re TAT Technologies Ltd. Announces Certain Amendments to the Proxy Statement for its Annual General Meeting to be held on June 23, 2016.

ITEM 1

TAT Technologies Ltd. Announces Certain Amendments to the Proxy Statement for
its Annual General Meeting to be held on June 23, 2016

GEDERA, Israel, Thursday, April 21,2016 – TAT Technologies Ltd. (Nasdaq: TATT – News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, today announced that it has amended its proxy statement originally filed on April 20,2016 and the related appendixes (the “Proxy Statement”), as follows:

1)	Amendment to Item 4 of the Proxy Statement with the changes marked in bold:

"Mr. Zamir will be granted 100,000 options to purchase 100,000 of our Ordinary Shares (the “Options”).  The options are exercisable at a price per share, which is the higher of (a) 5% above the average closing price of the Company's shares in the 30 trading days preceding the date of the Board of Directors' approval of the equity grant; and (b) 5% above the share price on the date of the grant of the Options. The options will vest during a term of four years as follows: 25% of the Options shall vest after 12 months of the date of grant and 6.25% of the Options shall vest at the end of each 3 months after the first anniversary of the date of grant, as long as Mr. Zamir's employment with the Company continues and will remain exercisable for 90 days following cessation or termination of his employment with the Company (other than for cause). The options will expire on the seventh anniversary of the date of the grant."

2)
Amendment to section 2.2 to the Indemnification Letter (the “Indemnification Letter”), which was originally attached as Appendix D, under Item 5, to the Proxy Statement, to reflect that the indemnification shall not exceed 25% of the shareholders' equity of the Company according to the Company’s consolidated financial statements, prior to the time the indemnification is paid. Below is the amended language of section 2.2 with the changes marked in bold:

“The total amount of indemnification that the Company will pay (in addition to amounts received from an insurance company, if any) to all officers of the Company, in aggregate, shall not exceed, in all circumstances, more than 25% the company's shareholders' equity, according to the Company's latest consolidated financial statements, prior to the date that the indemnity is paid provided to the Company pursuant to Section 8 below.”

Please note that the date and time of the Meeting have not changed, and that you may use the form of proxy card and written ballot previously provided with respect to the Meeting.

The Company shall deem the votes submitted in connection with the Meeting as incorporating the items amended herewith.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) Heat Transfer Services and Products (iii) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components; and (iv) overhaul and coating of jet engine components.

TAT’s activities in the area of OEM Heat Management Solutions are focused on the design, development, manufacture, and sale of the following: (i) a broad range of heat transfer components includings heat exchangers, pre-coolers and oil/fuel hydraulic coolers used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of Heat Transfer Services and Products include the maintenance, repair and overhaul of heat transfer equipment and to a lesser extent, the manufacture of certain heat transfer product parts. TAT’s Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of jet engine overhaul includes the overhaul and coating of jet engine components such as turbine vanes and blades, fan blades, variable inlet guide vanes, afterburner flaps and other components.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com
Contact:
Mr. Guy Nathanzon
CFO
Tel: +972-8-8628500
guyn@tat-technologies.com

SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Guy Nathanzon
Guy Nathanzon
Chief Financial Officer

Date: April 21, 2016